EXHIBIT 12.2

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
(in millions, except ratios)

Six Months Ended
June 30, 2003

Excluding Interest on Deposits
Income before income taxes	$4,889

Fixed charges:
Interest expense	3,838
One-third of rents, net of income from subleases (a)	160

Total fixed charges	3,998

Less: Equity in undistributed income of affiliates	(23)

Earnings before taxes and fixed charges, excluding capitalized interest	$8,864

Fixed charges, as above	$3,998
Preferred stock dividends (pre-tax)	38

Fixed charges including preferred stock dividends	$4,036

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.20

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$4,036
Add: Interest on deposits	2,018

Total fixed charges including preferred stock dividends and interest on deposits	$6,054

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$8,864
Add: Interest on deposits	2,018

Total earnings before taxes, fixed charges and interest on deposits	$10,882

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.80

(a)	The proportion deemed representative of the interest factor.